UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Crowdfind, Inc.

Legal status of issuer
    Form
    Corporation

    Jurisdiction of Incorporation
    Delaware

    Date of organization
    July 26, 2012

Physical address of issuer
3636 S. Iron Street, Chicago, IL 60609

Website of issuer
https://crowdfind.com/

Current number of employees
4 as of December 31, 2019 and 2 as of date of filing

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	Most recent fiscal year-end (December 31, 2019)	Prior fiscal year-end (December 31, 2018)
Total Assets	$ 73,160.00	$ 85,447.00
Cash & Cash Equivalents	$ 12,161.00	$ 65,350.00
Accounts Receivable	$ 60,999.00	$ 20,097.00
Short-term Debt	$ 395,024.00	$ 190,329.00
Long-term Debt	$ 1,892,000.00	$ 1,691,500.00
Revenues/Sales	$ 331,419.00	$ 251,402.00
Cost of Goods Sold	$ 149,517.00	$ 72,472.00
Taxes Paid	$0.00	$0.00
Net Income	-$ (417,482.00)	-$ (568,467).00

June 3, 2020

FORM C-AR

Crowdfind, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C- AR**") is being furnished by Crowdfind, Inc., a Delaware corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation Crowdfunding (§ 227.100 et seq.) ("Regulation CF") which requires that it must file a report with the SEC annually and post the report on its website at https://crowdfind.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is June 3, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company' s actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

The Company was unable to make a timely filing of this Form C-AR on April 29, 2020 as the Company's business has been affected by the COVID-19 outbreak and its negative impact. Specifically, the Company's business was experiencing key staff transitions at a time when, due to the pandemic and the changing business climate, most of its festival, live event and entertainment customers postponed or canceled events, all of which cumulatively affected the Company's ability to cope.

Therefore, the Company is relying on the filing extension allowed by the SEC pursuant to the amendment to 17 CFR 227.202, effective March 30, 2020 (the "**Amendment**").

The Company has complied with the Amendment and notified its investors regarding the delay in filing this Form C-AR by posting a notice on the Intermediary's website on https://republic.co/crowdfind.

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR.

Crowdfind, Inc. (the "**Company**") is a Delaware corporation, formed on July 26, 2012. The Company was formerly known as Crowdfynd, Inc.

The Company is located at 3636 S. Iron Street, Chicago, IL 60609.

The Company's website is https://crowdfind.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business
The Company currently sells subscriptions, in a software-as-a-service model ("**SaaS**"), to its proprietary Lost & Found and Maintenance Software to high-traffic venue operators, live event operators and transportation hubs, though we plan to expand our software offerings into new departments within similar target markets using our unique style of image and visual-led workflows (i.e. security & completion surveys). We currently generate revenue from several lines of business including monthly or annual software subscription fees, per item and percentage fees generated through our integrated shipping workflow, and through related services such as, for certain clients, offering the ability for our team to remotely manage their lost and found inventory and customer claims (i.e. customers send us their items and we facilitate returns from our office in Chicago) as well as providing onsite training and implementation.

RISK FACTORS

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Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include some larger companies worldwide. Some of our competitors have greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We utilize third party providers, suppliers and licensors to supply some of the software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the services we desire. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could adversely affect our ability to retain and attract customers, and have a negative impact on our operations, business, financial results and financial condition.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with

consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised, and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Adverse changes such as disasters, diseases and negative changes in government policy could result in significant losses to the Company.
Adverse changes such as public health crises, natural disasters, terrorist attacks and other outside events can adversely affect general commercial activity and the economies of many countries, which could materially adversely affect the business, financial condition and results of operations of the Company. For example, the outbreak of coronavirus ("**COVID-19**") and its effect on the world in general, and on the financial market may negatively affect the Company. The effect of COVID-19 on the financial market and the Company is unknown at current. However, given market turmoil, "social distancing" and efforts to contain the virus, as well as the potential impact to consumer confidence, employment and spending power, the virus is likely to have a negative impact, at least in the short term. The extent of the impact on our market and the Company also depends on how long the crisis persists. Revenue to the Company may be dependent on and sensitive to many other factors, including governmental monetary policies, economic and political conditions. Any such change could adversely affect the Company.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business.

An uncertain regulatory framework governing protection of personal data exists and has the potential to carry significant financial penalties.

Regulation (EU) 2016/679 of the European Parliament, commonly known as the General Data Protection Regulation ("***GDPR***") was adopted on April 27, 2016 and is effective as of May 25, 2018. The GDPR governs the handling, processing and exportation of personally identifiable data within or from the European Economic Area ("***EEA***"). The GDPR imposes stringent requirements in connection with the acceptance and retention of personal data, with violations of the GDPR being subject to substantial financial penalties. Little to no guidance has been provided by any regulatory agency within the EEA with respect to what will be deemed a violation of the GDPR, and accordingly, there can be no certainty that any business enterprise with exposure to the EEA, such as Crowdfind, will not be deemed, even by incidental omission or inadvertent error, to be in violation of GDPR and financially penalized in an amount that could cause a material adverse effect on its business and ability to continue as an on-going concern.

Any intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, and excessive support requests. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated in the past and could fluctuate in the future. Factors that may contribute to fluctuations include:
- changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
- our ability to effectively manage our working capital;
- our ability to satisfy consumer demands in a timely and cost-effective manner;

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- our inability to adjust certain fixed costs and expenses for changes in demand; and
- seasonal fluctuations in demand and our revenue.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Furthermore, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third-party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third-party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate

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due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate, and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop

substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality products could damage our reputation and diminish demand for our products, and subject us to liability.
Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. New flaws or limitations in our products may be detected in the future. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an

adverse effect on our business and results of operations.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties,

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create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Demand for and pricing of our products are subject to economic conditions and other factors present in the various markets where the products are sold.
Demand for our products is subject to the level of consumer demand for lost and found software and, eventually, maintenance and security software. The level of new software purchases is cyclical, affected by such factors as general economic conditions.

The Company stores lost and found items in its warehouse and any loss or damage to those items may render the Company liable, which could negatively impact our business.
Crowdfind stores lost and found inventory of some of its clients and responds to customers' claims for such items. By holding such items in the Company's warehouse, the Company may be subject to various fiduciary duties. In the event that any of the items that the Company stores are lost, stolen, damaged, or otherwise affected while in the care of the Company and the Company is held liable for such instances, then the Company's operations and financial health could be negatively impacted.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business
The Company currently sells subscriptions, in a software-as-a-service model ("SaaS"), to its proprietary Lost & Found and Maintenance Software to high-traffic venue operators, live event operators and transportation hubs, though we plan to expand our software offerings into new departments within similar target markets using our unique style of image and visual-led workflows (i.e. security & completion surveys). We currently generate revenue from several areas including monthly or annual software

subscription fees, per item and percentage fees generated through our integrated shipping workflow, and through related services such as, for certain clients, offering the ability for our team to remotely manage their lost and found inventory and customer claims (i.e. customers send us their items and we facilitate returns from our office in Chicago) as well as providing onsite training and implementation.

{ TC "Business Plan " \l 2 }Business Plan
Crowdfind's current business model centers on both its original Lost & Found Software and its Maintenance Software, which at their core are Image-Led workflow ticketing and customer communication tools augmented with built-in shipping capabilities. Overall, Crowdfind is targeting the $59B Facilities Maintenance market with its growing suite of software offerings. On the Lost & Found side, Crowdfind estimates that the replacement value of personal items lost in the U.S. alone could be greater than $50 billion, with a significant portion of that going unreturned each year and much of that simply disposed of or idling away in storage. Operators at high traffic locations and events around the globe are inundated with items turned into their lost and found departments. Such operators often have a fiduciary responsibility to manage those items and attempt a return to owner, usually supported through state and municipal laws as well as corporate policy. Meanwhile, companies who are not using Crowdfind's Lost & Found softwareare instead often forced to log and track items via Excel spreadsheets or even in physical binders and with paper documentation. This creates significant inefficiency and drag on resources and generally results in poor customer service. Crowdfind sees similar inefficiencies within maintenance and security departments, where technology is either difficult to use or altogether non-existent.

Crowdfind targets transportation hubs (e.g. airports, airlines, etc.), event venues, festival operators, hotels property management groups and colleges and offers these operators its Lost & Found and Maintenance Software platform to better manage their processes. Crowdfind sells a subscription of its software to the venues/events themselves, typically for an annual fee (a standard Software-as-a-Service model with pricing tiers listed on our website).

In addition to the software licensing fee, Crowdfind also integrates with some of the top shipping carriers globally (USPS, UPS & FedEx) to allow lost and found claimants to pay the cost of a label plus a convenience fee to have their missing items shipped back to them. Crowdfind generates revenue from this transaction and keeps the convenience fee and in some cases a percentage of the total shipping fee. In addition to software, Crowdfind generates services revenue when clients contract the team to act as an outsourced lost and found department either on or offsite. Most clients who use our lost and found services send Crowdfind their lost and found inventory and the Crowdfind team both stores the items in its warehouse and responds to all customer claims. In some instances, Crowdfind is contracted for onsite visits or consultative management (mainly in the Festival market). Crowdfind is sunsetting the onsite model for individual and small customer acquisitions in favor of higher accelerating subscription instances on its platform. The last way Crowdfind currently generates revenue is by liquidating lost and found items that have gone unclaimed after holding onto them for the state mandated amount of time (this only impacts clients who elect to utilize the Outsourced lost and found Services offering).

Crowdfind sought funding to continue expansion of its lost and found software operation, but also to expand with several product offering extensions of our Image-Led workflow capabilities, principally within existing client sectors. The first area where expanded was with a maintenance workflow that utilizes our Image-Led workflow to identify, assign and provide proof of completion for work ticket items common to high traffic venues. We have several paying clients using this product currently and an expanding pipeline. We believe that starting with an image (or in the future, video) is a significant differentiator from simply attaching images to a form-styled workflow or other ticketing format. We will monetize this with annual or monthly subscription plans. Beyond maintenance, we are also building an offering to make the tracking and storage of prohibited items at live events and transportation hubs much easier for both operators and patrons.

As it stands presently, there is significant friction between security staff at venues, events and transportation hubs, who are charged with protecting patrons in a high-risk environment, and the patrons themselves, who expect quality customer service and an enjoyable customer experience. There is significant uncertainty between what can be brought into a particular venue or to a particular event within the same venue. Security staff has limited tools to coordinate and execute this effort other than pre-event meetings and paper lists. Meanwhile, there is limited patron communication and limited methods of recovering prohibited items once claimed. We believe our understanding of the lost & found process as well as empathy with patrons can help improve this significantly. We plan to use our Image-Led workflow to make logging of confiscated items quick and easy for operators to help with tracking. In addition, should fans choose to store their items or have them shipped back, Crowdfind can repurpose its lost and found shipping workflow to make the customer experience seamless, meaning there is an opportunity to generate additional revenue by shipping confiscated items back to their owners. Crowdfind's current client base is asking for both the maintenance and security products. Beyond expansion within our current client and prospect network, each Image-Led workflow offers significant expansion opportunities to whole new verticals. As Crowdfind is always seeking new ways to improve the operations and patron experience at events, venues and travel locations around the globe, we intend to continually to add new Image-Led workflows to our product suite over the coming months and years. We believe that we will progress to provide ever more visual and smarter workflows including utilization of AI, data analytics, video and augmented reality (AR) to provide a visual and smart layer that sits on top of the enterprise. In keeping with our legacy in lost and found and customer service, that layer will be rich in empathy for the customer and ease of use for the user.

{ TC "History of the Business " \l 2 }History of the Business
Crowdfind, Inc. was formally organized as a company in August 2012 with development on the initial product beginning a few months later. The product was originally called "crowdfynd" upon its release in the spring of 2013 and was initially a consumer-facing mobile application focused on crowdsourced lost and found reporting. The idea was to essentially digitize a "Lost Pet" flyer and create a community where individuals could create digital lost item postings and share with the crowdfynd network. This model ultimately proved to be difficult to execute due to the inherent challenges of a two-sided network. While learning about lost and found, the "crowdfynd" leadership team learned that the true business model lay in revamping the software to allow easy item tracking for large enterprise organizations. In 2014, crowdfynd became Crowdfind, and the company released its first version of the new B2B platform. Crowdfind is now currently seeking to expand its enterprise offerings into new areas beyond just lost and found.

In July 2017, the Company's Board of Directors approved a restructuring and repricing of certain transactions as a result of several factors, including the following: an outside investment through a SAFE by 2i Technology, LLC, a company controlled by Dr. Joseph Spiteri; ongoing unpaid accounts payable and financing of expenses from L Street Collaborative ("L Street"), which is principally operated by its CEO, Jay Sebben; and the likely impact on any current or future common stockholders who acquired or acquire the Company's stock for cash. Specifically, it was agreed that L Street would restructure an investment in 2016 in which it invested $650,000 in common stock at approximately $.25/share. There was an implied premium in the investment to two other smaller sales—approximately $10,000 and $15,000 at $.21/common share plus accrued interest in 2015, and $25,000 invested in 2016 at $.25/common share—to former convertible note holders. Given the Company's progress at the time of Dr. Spiteri's investment and that the majority of the Company had been funded by L Street, it was clear that L Street's cash investment of $650,000 and relative subordinate position to the SAFE was not appropriate, and that the previous common stock sales of $.21/common share and $.25/common share did not reflect historical or current value.

At the same time, L Street had accrued approximately $400,000 in amounts payable through funding of expenses and salaries of Crowdfind. L Street agreed to write off approximately $380,000 of these amounts due (resulting in a non-operating gain for Crowdfind in 2017) under condition that it could restructure a majority of its prior debt restructuring from common stock to a corresponding SAFE and that any remaining investment in common stock corresponding to pre-2017 amounts be allowed to convert at the maximum estimated value relative to the time of investment, estimated to be no more than $.03/ common stock. At the same time, it was agreed that other cash investors in common stock would be allowed to reprice their investments at between $.03 to $.05 based on timing of investment. It was also agreed that at some time in the future, current shareholders would be allowed to invest additional amounts in a SAFE with terms that approximated the timing of this Board decision (July 2017), with a minimum investment of $10,000 to $20,000, and that they be allowed to invest an additional amount in common stock at approximately $.05 / share in an amount to not exceed 5% of their SAFE investment.

In the spring and summer of 2018, Crowdfind raised $54,859 from 131 investors as part of a public crowd funding campaign via Republic (campaign ended July 24, 2018). Additionally, between the months of June and November 2018, Crowdfind raised an additional $403,000 in SAFEs from existing investors as part of the aforementioned Board decision and offerings as well as an estimated $15,000 in additional investment in Common Stock. This investment included the conversion of $200,000 in loans from 2i Technology as well as an additional $100,000 investment from 2i Technology. Crowdfind agreed to certain preferences on the $200,000 amount should the Company be sold in the short term. Lastly, Crowdfind also added new investment from two new investors totaling $75,000 in the fall of 2018. Crowdfind used these funds to support ongoing operations and to help expand into a new Maintenance workflow in the fall of 2018 which it launched and began beta testing in October, 2018.

In 2019, Crowdfind supported its growth and operations with a combination of revenue expansion and investment. In April 2019, Crowdfind received a $40,000 investment (in the form of a SAFE) from Stephen Pan. In addition, Crowdfind received an investment from L Street Collaborative. As in previous years, L Street Collaborative's investment was used to fund salaries and operations and is currently listed as Accounts Payable for Crowdfind. As mentioned in the 2019 C-AR, Crowdfind did seek additional outside investment for a time in 2019, but ultimately ceased these efforts in the fall of 2019. The Crowdfind team may seek additional investment in the future and will continue to be supported as needed by L Stret, but is now principally focused on making Crowdfind profitable in 2020.

{ TC "The Company's Products and/or Services " \l 2 }The Company's Products and/or Services

Product / Service	Description	Current Market
Lost & Found Software	Our original offering is our Lost & Found SaaS platform. Operators at high-traffic locations purchase a subscription of our platform to help them streamline the lost and found item logging and customer claim tracking processes. Our differentiator is that we allow operators to log items in their lost and found by snapping a picture of the item and adding some brief descriptions (we call this "Image-Led workflow"). These images are then shared on the operator's website, so their patrons can search through the images of lost and found items to self-select their item and submit a claim. We offer a number of sophisticated platform features to verify ownership to ensure people aren't "shopping" for lost and found items.	Our key clients currently are heavily-trafficked venues, colleges & universities, festival operators and transportation hubs, such as airports. These operators purchase a subscription to our software platform for back-office management and to allow their customers to view their real-time lost and found inventory and submit claims.
Lost & Found Shipping	We also generate revenue via our shipping workflow. We have integrated with FedEx, UPS and USPS to allow claimants (i.e. individuals who have lost something) to pay to cover the cost of a shipping label to have their items returned both in the US and globally. We add a small convenience fee on top of this and have pre-negotiated rates with carriers to keep costs down for all involved.	This shipping feature impacts the same market/clients as listed above.
Outsourced Lost & Found Services	A select number of clients pay us to act as an outsourced lost and found management team. Most often, these clients will send us their lost and found items and Crowdfind will store all items for a pre-negotiated amount of time (typically 60-90 days). In addition to storage, we will manage all customer claims and handle the verification and return process (both via shipments and in-person returns). In rare instances, festival clients will pay us to come onsite to help manage their event lost and found, though we are actively moving away from the onsite model.	Large festival operators are the main clients for our Services offering, as they typically are not based near the event itself and often don't have teams set-up to manage lost and found once their event ends. We have a few fixed venues who also utilize our services offerings, but in general, the Festival operators are our key clients in this space.

Lost & Found Liquidation	The final way we currently generate revenue is by liquidating unclaimed lost and found items after a pre-negotiated length of time with our clients and in full compliance with state and federal laws. We have ISO-certified partners who purchase unclaimed electronic devices and responsibly wipe the data to ensure protection. We mainly donate or responsibly destroy the rest of the unclaimed items.	As this portion of our business is a subset of the outsourced lost and found, our main market is festival operators. That said, we do expect to continue to shift away from physical item management as we expand our software footprint, although this segment of our business has served as a significant source of R&D.
Maintenance and Security Software	We are currently expanding our Image-Led platform with two new offerings: one designed for maintenance departments and one for security departments. Both utilize Crowdfind's Image-Led workflow to simplify cumbersome inventory and work ticket processes. Both utilize annual and monthly software subscriptions to generate revenue initially, though the Security Software will offer a shipping workflow similar to Lost & Found Software. The Maintenance software is now live and has paying customers. The Security product is being built and should be released by the end of Q2 2020.	Similar to our Lost & Found Software, our key target clients initially will be heavily-trafficked venues, festival operators and transportation hubs such as airports. In addition, we will also target Property Management companies with our Maintenance solution. As we are already respected in these markets, we will be able to leverage current relationships to quickly add new clients. That said, each new Image-Led workflow will offer new markets that will allow for continued growth (such as property managers and office facilities, to name a few).

We currently utilize several distribution methods. In general, the bulk of new subscriptions come from our internal outbound sales and marketing teams (emails, blogging, tradeshows). We generally drive all new prospects to our website, where they can either purchase a subscription for the software directly or choose to speak with a member of our sales team. We also utilize word-of-mouth client referrals to generate a portion of our business. We do not currently utilize any third-party groups to assist with distribution. We also utilized paid search advertising to drive prospects to our website. We are considering possible third-party partnerships in the future, which may include working with a third-party marketing agency or licensing our software to a current investor to allow the investor to set up a "Crowdfind Europe" team. We are also looking into trade show attendance in the coming year. The current Crowdfind team would receive a portion of all revenues generated by such a licensing agreement, though both parties are still reviewing the viability of this idea.

{ TC "Competition " \l 2 }Competition
For Lost & Found Software the Company's primary competitors are Chargerback, Returnity, 24/7 Software (formerly ISS 24/7). For Lost & Found Maintenance and Security Software, the Company's primary competitors are UpKeep and many legacy maintenance and work ticket ERP modules.

The markets for Crowdfind's products and services are competitive but are also still developing in some cases. Lost and found collection is an issue confronted by all operators, and in most states, there are laws in place that dictate guidelines for operators to responsibly manage items lost at their location. While most operators understand these laws and are always seeking ways to improve their lost and found processes, we have found that some locations are either ignorant and/or neglectful of their fiduciary responsibilities as it relates to lost and found collection. That said, the marketplace for lost and found software solutions is heating up, and consumers are fueled by cost and convenience. Crowdfind is well-positioned in both aspects, as we offer several software pricing tiers that allow us to compete directly on price and our "Image-Led" workflow has proven to save our clients time, as it shortens the logging process while allowing the individual who has lost something to self-select their missing item (thus pushing part of the matching workflow onto the public). We also offer a number of automated features that increase efficiency for our clients. While the use of images is our biggest differentiator, we have found that positive customer referrals have given us a great reputation in the industry.

As we expand into the maintenance and security markets, Crowdfind faces new competition. The maintenance market is the most crowded for the type of work ticket product we are developing, but we believe strongly (and so do our customers) that Crowdfind's Image-Led workflow will allow it to stand out in the market. The most direct competition Crowdfind faces is UpKeep, a maintenance start-up that is attempting to solve similar problems. That said, UpKeep is not an image-first product, and they are more heavily focused on manufacturing clients, whereas Crowdfind will initially seek to tackle the property management and venue operations teams. In the property management space, the stiffest competition initially will come from full-service property management software companies such as Yardii. As Crowdfind's Maintenance offering expands, integration into the aforementioned property management software may actually serve as a distribution channel. For our Security Software, the biggest competition Crowdfind will face, at least initially, is 24/7 Software, which is a leading management software for large venues such as professional sports arenas. Crowdfind also competes with 24/7 Software for lost and found and feels very comfortable with its position and product relative to 24/7 Software. Additionally, Crowdfind is competing in the highly-competitive and fast-paced world of Enterprise software whereby we anticipate that competitors will continue to enter the market and Crowdfind's offerings will likely change based on market feedback and trends.

{ TC "Supply Chain and Customer Base " \l 2 }Supply Chain and Customer Base
While we don't rely heavily on third-party suppliers for the majority of our software or services, we do work with a few suppliers as it relates to select areas of our product. For our shipping workflow, we work with EasyPost to pull in the APIs from USPS, UPS & FedEx into our software. EasyPost also offers easy integrations with numerous other shipping carriers around the globe. While we do not have a contract with EasyPost, we operate within their terms of service (https://www.easypost.com/privacy.html). In a nutshell, their open-source software allows us to generate shipping labels. For payment processing, we have integrated Stripe into Crowdfind to accept credit card payments for new software licenses and to accept credit card payments for new shipping labels. As with EasyPost, we do not have a contract with Stripe, but instead adhere to their terms of service by using their software (https://stripe.com/us/legal). In both instances, other suppliers are available to provide the same services, we just happen to like both suppliers. Beyond shipping, we also utilize an open-source software service called CloudMailin to deliver emails to claimants and administrators. Within Crowdfind, automated emails are used to notify administrators and claimants on new activity. In addition, administrators can send and receive Claimant emails directly through the Crowdfind platform (similar to a CRM software). As with Stripe and EasyPost, Crowdfind accepted their terms of use to use the software (https://www.cloudmailin.com/terms).

Our primary customers are the operators that purchase subscriptions to our software to manage their lost and found. While we could technically target any organization that ever sees a crowd (as lost and found is universal), our key customers are medium and large venue operators (i.e. stadiums, concert venues), medium and large festival producers, tourist destinations, higher education institutions and transportation hubs (e.g. airports, bus and train networks). In general, we are not dependent on any one client, but have a broad client base across a variety of industries. Only one client accounted for over 10% of gross revenue in 2017, and that was Live Nation Amphitheaters, when they signed on for 14 amphitheaters in one year. We did not have any contract in 2018 that accounted for 10% of gross revenue. In 2019, while we did not technically have a single contract that accounted for 10% of gross revenue, in December we did sign a client to a $53,000 deal (Crowdfind's largest to date). Given that all software revenue is deferred on the Crowdfind P&L, this deal will not appear as accounting for 10% or greater in 2019, but it is a good sign of future growth for the company and will likely show up as minimal concentration in 2020. As of now, there are one to two enterprise deals that could account for 10% or greater of Crowdfind's 2020 revenue, but nothing is firm yet.

{ TC "Intellectual Property " \l 2 }Intellectual Property

Trademarks

Application or Registration#	4987167
Goods / Services	Computer application software for mobile phones, namely, software for use in lost and found item processing that enables users to post information, send messages, browse postings, and search postings. Providing a website featuring technology that enables users to post information, send messages, browse postings, and search postings for assisting others with lost and found item processing; Computer services, namely, providing an interactive web site featuring technology that allows users to manage information for the purpose of processing lost and found items.
Mark	TRADEMARK. SERVICE MARK
File Date	October 7, 2015
Registration Date	June 28, 2016
Country	United States of America

Crowdfind is looking into the process of copyright protecting its Image-Led Workflow. Crowdfind has also developed a number of unique product features as it has expanded, which are also being reviewed for copyright and/or patent protection.

Additionally, Crowdfind is working on a rebranding of our overall platform using the unregistered trademark "Pixit" which we anticipate seeking registration and copyright protection, depending on its reception, sometime in 2020 or 2021. We do not anticipating divesting the Company entirely from the Crowdfind brand or trademark.

{ TC "Governmental/Regulatory Approval and Compliance " \l 2 }Governmental/Regulatory Approval and Compliance
As we are currently structured, the main regulation impacting our business has to do with state-by-state and municipal lost and found laws. While each state has its own regulations, all laws stem from the need for an organization to make a concerted attempt to both securely store lost and found items and to make a public attempt to reunite an item with its owner. As Crowdfind is structured to make lost and found tracking simple and as our software integrates into our clients' web properties, our software fills both needs. As Crowdfind expands into the security market, it may be impacted by the SAFETY Act (https://www.dhs.gov/science-

and-technology/safety-act). The SAFETY Act provides important legal liability protections for providers of Qualified Anti-Terrorism Technologies - whether they are products or services. The goal of the SAFETY Act is to encourage the development and deployment of effective anti-terrorism products and services by providing liability protections. As Crowdfind is targeting the logging, management and communication of prohibited items, Crowdfind may be eligible to offer protections to clients as part of their software purchase.

{ TC "Litigation " \l 2 }Litigation
None

{ TC "Other " \l 2 }Other
None

DIRECTORS, OFFICERS AND EMPLOYEES

{ TC "Directors " \l 2 }Directors
The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Doug Lambert

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board Member: May 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- CEO and Advisor, BLMG Holdings/Scale Momentum: July 2017 - Present
- Operating Advisor, L Street Collaborative: March 2015 - Present
- Board Member, LISA App: February 2015 - Present
- COO, L Street Collaborative: March 2015 - December 2016. Oversaw general operations responsibilities across L Street Collaborative's portfolio of companies and investments

Education
Master's Degree, Business/Corporate Communications - DePaul University (2005)
B.S., Journalism - Ball State University (1995)

Name
Glenn Shimkus

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board Member & Investor: March 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- VP, Strategy and Innovation, National Association of REALTORS®: February 2019 – Present. Keeping NAR and its members on the forefront of emerging technologies and business trends
- Executive Advisor, Relativity: July 2018 - Present

23

- SVP Product & Design, Relativity: January 2018 – July 2018. Overseeing all product offerings
- Member of the Advisory Board, DocuSign: July 2017 - Present
- VP Product, DocuSign: May 2013 - June 2017. Responsible for the Company's product offerings for the global Real Estate market.
- Founder/CEO of Cartavi (acquired by DocuSign in May 2013).

Education
B.A., International Economics - University of Illinois at Champaign-Urbana (1993)

Name
Jay Sebben

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder & CEO: July 2012 – Present; Interim President: February 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Founder & CEO, L Street Collaborative: July 2012 – Present. Jay has acted as the CEO of L Street Collaborative, the venture studio from which Crowdfind was originally created. L Street remains the single largest shareholder for Crowdfind. Jay came up with the idea for Crowdfind and has been the CEO since its inception in 2012. He is ultimately responsible for the Company's vision, funding and all pertinent matters.
- Principal & Founder, Fultonbridge Partners, LLC: 2000 – Present. Fultonbridge is an opportunistic merchant bank focused on technology and family-owned businesses. Sister company to L Street Collaborative. Jay aids with capital and mergers & acquisitions.

Education
B.B.A., Accounting, Emphasis Entrepreneurial-Finance, 1st Cohort in University's Entrepreneurial Program - University of Iowa (1996)

{ TC "Officers " \l 2 }Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jay Sebben

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder & CEO: July 2012 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Founder & CEO, L Street Collaborative: July 2012 – Present. Jay has acted as the CEO of L Street Collaborative, the venture studio from which Crowdfind was originally created. L Street remains

the single largest shareholder for Crowdfind. Jay came up with the idea for Crowdfind and has been the CEO since its inception in 2012. He is ultimately responsible for the Company's vision, funding and all pertinent matters.

- Principal & Founder, Fultonbridge Partners, LLC: 2000 – Present. Fultonbridge is an opportunistic merchant bank focused on technology and family-owned businesses. Sister company to L Street Collaborative. Jay aids with capital and mergers & acquisitions.

Education
B.B.A., Accounting, Emphasis Entrepreneurial-Finance, 1st Cohort in University's Entrepreneurial Program - University of Iowa (1996)

Name
Dan Sullivan

All positions and offices held with the Company and date such position(s) was held with start and ending dates
- President & COO: January 2018 – February 2020
- General Manager & VP, Operations: May 2017 - January 2018
- Product Director: February 2013 - May 2017

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- President & COO at Crowdfind: January 2018 - Present
- General Manager & VP, Operations at Crowdfind: May 2017 - January 2018
- VP, Product at L Street Collaborative: February 2013 - May 2017
- Product Director at Crowdfind: February 2013 - May 2017

Education
B.A., Communications, Indiana University Bloomington (2008)

Dan Sullivan resigned as President effective February 28, 2020 principally to take a position closer to his place of residence in Indiana. This was a planned transition in anticipation of certain strategic changes at the Company and Jay Sebben has resumed interim operational day-to-day leadership responsibilities as of the date of this filing.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company had 4 full-time W-2 employees in Illinois as of year-end 2019 and has 2 W-2 employees as of the date of this filing, and one unpaid employee in Jay Sebben, having taken operational day-to-day responsibilities upon the resignation of Dan Sullivan.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Prota Ventures, LLC	Outsourced Software Development	March 3, 2017	December 31, 2017
Prota Studios, LLC	Outsourced Software Development	April 3, 2018	
L Street Collaborative	Accounting, Admin & HR	January 1, 2016	
2i America, LLC	Outsourced Software Developmeent	May 1, 2018	
Vault Innovation, LLC	Outsourced Software Development	April 1, 2020	

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	7,952,509
Voting Rights	All holders of Common Stock are entitled to one vote per share of Common Stock.
Anti-Dilution Rights	None.

Type of security	SAFE (Simple Agreement for Future Equity)
Dollar Amount outstanding	$1,786,500,000
Voting Rights	No voting rights until converted into Preferred Stock. Preferred Stock voting rights shall be determined at a later date.
Anti-Dilution Rights	None.

Type of security	Stock Option Pool Options
Amount outstanding	1,200,000
Voting Rights	If the option holder decides to exercise his or her vested options, then he or she will become Common Stockholders entitled to one vote per share of Common Stock.
Anti-Dilution Rights	None.

The Company has the following debt outstanding:

Type of debt	Accounts Payable
Name of creditor	L Street Collaborative, LLC
Amount outstanding	$231,375
Interest rate and payment schedule	Payments are due within 60 days or are subject to remedial rights described below.
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	If the Company is unable to make payments within sixty days (60) from the invoice date, at L Street's sole option, but upon providing notice to the Board, L Street may do any of the following: (i) Do nothing and maintain invoice balance on outstanding accounts payable owed by the Company to L Street; (ii) Convert the outstanding debt to an interest accruing convertible note issued by the Company and with no less than a twenty percent (20%) discount to future equity valuation; or (iii) Convert the outstanding debt to equity or apply balance against other agreed to terms approved unanimously by the Board.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Units of Crowd SAFE	131	$54,859	General Working Capital	September 21, 2018	Regulation CF
Options	419,000 granted, but unexercised	$0.00	300,734 Options have vested as of March 31, 2019 but none have been exercised.	September 1, 2017	Rule 701
SAFE (Simple Agreement for Future Equity)	7	$1,282,500	N/A	March 1, 2017	Rule 506(b)

{ TC "Ownership " \l 2 }Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
L Street Collaborative, LLC	72.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (2018)

Total Income	Taxable Income	Total Tax
$252,835	$-433,779	$0

The Company has extended the filing of its 2018 tax return as of the date of this report and filing, as it did in 2017. The Company has incurred losses since inception and will not have a tax liability for tax period 2018.

{ TC "Operations " \l 2 }Operations

The Company does expect to achieve profitability in the next 12 months, with the goal of being profitable by Q4 2020. Crowdfind's main objectives during this timeframe are to focus on sales, optimizing customer onboarding and reducing costs where possible. The team is committed to becoming profitable and sustainable on its own. As part of this effort, the team will continue to optimize its current products, but to do so in a way that the majority of product improvements will be directly tied to increasing sales or reducing burn. As part of this effort, Crowdfind plans to expand its lost and found business, which will require time and attention. The main focus for our Lost & Found Software is to continue expansion within the travel industry (namely, airports and airlines), as this industry has the greatest upside for Crowdfind. In addition, Crowdfind will focus on larger, enterprise deals and expanding within its current client base. For maintenance, the main focus will be on expanding within the property management space. Crowdfind is planning to spend the next 12 months heavily focused on refining its marketing and customer acquisition strategy for all products, while also seeking new ways to increase profitability and executing its rebranding to Pixit.

{ TC "Liquidity and Capital Resources " \l 2 }Liquidity and Capital Resources
Crowdfind continues to be fairly illiquid with low capital reserves and relies heavily on its largest investors for support as needed. Crowdfind continues to receive ongoing funding in the form of deferred expense reimbursement, and team and corporate support in the form of open payment terms for paid expenses from L Street Collaborative. Crowdfind plans to engage other strategic partners and current investors to raise additional funding outside of the crowdfunding platform during and after the campaign.

{ TC "Capital Expenditures and Other Obligations " \l 2 }Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

{ TC "Trends and Uncertainties " \l 2 }Trends Uncertainties, { TC "Material Changes and Other Information " \l 2 }Material Changes and Other Information
While Crowdfind's Lost & Found and Maintenance Software business continues to grow on a weekly basis, the biggest material change is Crowdfind's continued refinement of expansion plans. Crowdfind continues to receive insightful and positive feedback from prospects and clients on not only its software offerings, but also on the plans for new offerings. While Crowdfind is actively soliciting feedback from clients and prospects on its expansion plans, the team is dedicated to making profitability its number one focus in 2020.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer for Securities Issued Pursuant to Regulation CF
Any securities sold pursuant to Regulation CF may not be transferred by any purchaser of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the securities or any securities into which they are convertible, such transferring purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the purchaser may not transfer the securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Related Person/Entity	Dr. Joseph Spiteri (2i Technology, LLC)
Relationship to the Company	Dr. Spiteri invested in Crowdfind in 2017. In addition, he acquired another company, EDC Technology, from Crowdfind and L Street Collaborative CEO Jay Sebben. This acquisition also occurred in 2017.
Total amount of money involved	$800,000.00 (through three separate investments) $69,630 paid by Crowdfind to 2i Technology for outsourced development resources.
Benefits or compensation received by related person	Investment of $500,000 in exchange for a promise for future equity (SAFE) based on the below parameters: Valuation Cap: $3,000,000 Discount Rate: 80%. Investment of $300,000 , including $200,000 in a note conversion and $100,000 in additional cash, in exchange for a promise for future equity (SAFE) based on the below parameters: Valuation Cap: $4,250,000 Discount Rate: 80%.. Additionally, as a condition to the investment and further incentive to convert the $200,000, 2i Technology was promised additional reporting rights and a special preference on the $200,000 converted note while it was still in the form of a SAFE. Crowdfind paid 2i Technology $23,683 in 2018 and $45,947 in 2019 for outsourced software development assistance.
Benefits or compensation received by Company	The benefits of the investments are additional capital to continue product expansion and general operations as the Crowdfind team seeks additional capital. The benefits of the outsourced software development work are to help Crowdfind build and enhance its products more rapidly.
Description of the transaction	Crowdfind received an investment$200,000 from 2i Technology, LLC in April 2018. Crowdfind received an additional investment of $100,000 in November 2018. Crowdfind pays 2i Technology monthly for

	development work performed. This amount various based on performance. Jay Sebben, CEO of L Street sold EDC Technology (a venture operated by L Street) to Dr. Joseph Spiteri of 2i Technology, LLC in January 2017.

Related Person/Entity	Jay Sebben (CEO of L Street and Crowdfind)
Relationship to the Company	Jay Sebben is the Co-Founder and CEO of Crowdfind and the Founder and CEO of L Street.
Total amount of money involved	$351,374.50
Benefits or compensation received by related person	L Street Collaborative is Crowdfind's largest shareholder
Benefits or compensation received by Company	Discounted resources and capital
Description of the transaction	Crowdfind has receives what is essentially a loan or line of credit from L Street Collaborative, LLC. As Crowdfind was created and operated by L Street team members in the first years of its existence, Crowdfind owes L Street compensation for said resource allocations and certain ongoing hard costs such as for healthcare and insurance.

Related Person/Entity	Quicksilver Studios, LLC
Relationship to the Company	A wholly owned subsidiary of L Street Collaborative, LLC, Crowdfind's largest shareholder
Total amount of money involved	Approximately $15,000
Benefits or compensation received by related person	Marketing exposure and at-cost reimbursement
Benefits or compensation received by Company	Quality discounted services
Description of the transaction	Crowdfind contracted with Quicksilver Studios, LLC of Chicago, IL to create its marketing video and certain creative assets. Quicksilver Studios is

	a wholly owned subsidiary of L Street Collaborative.

Potential Future Transactions

Related Person/Entity	Dr. Joseph Spiteri (2i Technology, LLC)
Relationship to the Company	Dr. Spiteri acquired EDC Technology from Crowdfind and L Street Collaborative CEO Jay Sebben. This acquisition also occurred in 2017. He also invested $500,000 to Crowdfind in 2017 and invested an additional 300,000 in Crowdfind in 2018. 2i Technology also received $X in 2018 and $Y in 2019 in exchange for outsourced development resources.
Total amount of money involved	Undetermined.
Benefits or compensation received by related person	Crowdfind would pay 2i Technology in exchange for outsourced/supplemental software development work.
Benefits or compensation received by Company	Crowdfind would receive additional software development support to help build and enahance its products.
Description of the transaction	Crowdfind would like to continue working with 2i Technology as an outsourced software development team.

Conflicts of Interest
The Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION
None

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:

/s/ Jay Sebben

829CC840F9B24CC...

(Signature)

Jay Sebben

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

/s/ Jay Sebben

829CC840F9B24CC...

(Signature)

Jay Sebben

(Name)

Director

(Title)

6/3/2020

(Date)

/s/ *[signature]*
9D33C099736E409...

(Signature)

Doug Lambert
(Name)

Director
(Title)

6/3/2020

/s/ *[signature]*
...AD94E04EE...

(Signature)

Glenn Shimkus
(Name)

Director
(Title)

6/3/2020

(Date)

EXHIBIT A

Financial Statements

I, Jay Sebben, the CEO of Crowdfind, Inc. (the "**Company**"), hereby certify that

(1)   the accompanying unaudited financial statements of the Company thereto for the periods ending December 2019 included in this Form C-AR are true and complete in all material respects; and

(2)   while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of June 3, 2020.

DocuSigned by:

/s/ Jay Sebben (Signature)

829CC840F9B24CC...

Name: Jay Sebben

Title: CEO

Date: June 3, 2020

Crowdfind, Inc.			
Comparative Balance Sheet			
As of December 31, 2019			
	2019	2018 (PY)	Variance	% Variance
ASSETS				
Current Assets				
Cash	12,161	65,350	(53,189)	-81%
Accounts Receivable - Trade	60,999	20,097	40,902	204%
Total Current Assets	73,160	85,447	(12,287)	-14%
TOTAL ASSETS	73,160	85,447	(12,287)	-14%
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable - Affiliate	231,365	142,829	88,535	62%
Accounts Payable - Trade	67,526	16,303	51,223	314%
Total Accounts Payable	298,891	159,132	139,758	88%
Short Tem Lines of Credit	25,500	12,415	13,085	105%
Other Current Liabilities				
Deferred Revenue	70,633	18,782	51,852	276%
Total Other Current Liabilities	70,633	18,782	51,852	276%
Total Current Liabilities	395,024	190,329	204,695	108%
Long-Term Liabilities				
Derivative Liability - SAFE	1,786,500	1,721,500	65,000	4%
Note Payable - L Street Collaborative LLC	105,500	(30,000)	135,500	452%
Total Long-Term Liabilities	1,892,000	1,691,500	200,500	12%
Total Liabilities	2,287,024	1,881,829	405,195	22%
Equity				
Common Stock	808	808	-	0%
Equity Investment from Republic	54,859	54,859	-	0%
Additional Paid in Capital	(3,763)	(3,763)	-	0%
Retained Earnings	(2,022,280)	(1,453,814)	(568,467)	-39%
Paid-In Capital	168,433	168,433	-	0%
APIC Stock Options	5,560	5,560	-	0%
Net Income	(417,482)	(568,467)	150,985	27%
Total Equity	(2,213,864)	(1,796,383)	(417,482)	-23%
TOTAL LIABILITIES AND EQUITY	73,160	85,447	(12,287)	-14%

Crowdfind, Inc.			
Comparative Profit and Loss			
January - December 2019			
	2019	2018 (PY)	Variance	% Variance
Income				
4100 SAAS Subscriptions	97,305	95,455	1,850	2%
4200 Online Sign Up	961	475	486	102%
4300 Services & Support	38,810	38,429	381	1%
4500 Recovery	26,384	30,801	(4,417)	-14%
4600 Shipping & Logistics	168,459	86,181	82,278	95%
4900 Other Revenue & Credits	(500)	60	(560)	-933%
Total Income	331,419	251,402	80,017	32%
Cost of Goods Sold				
5200 COR - Contract & Temporary Staff	21		21	
5400 COR - Shipping & Receiving	149,497	70,992	78,504	111%
5500 COR - Facilities & Other		1,427	(1,427)	-100%
9500 Reimbursable Purchases		53	(53)	-100%
Total Cost of Goods Sold	149,517	72,472	77,045	106%
Gross Profit	181,902	178,930	2,973	2%
Expenses				
10110 Disposal Fees	257	-	257	
10240 Meeting Costs - Meals	110	344	(234)	-68%
10300 Repair & Maintenance		70	(70)	-100%
10390 Taxes & Licenses	26	231	(205)	-89%
6100 Selling - Wages & Expenses	5,470	2,554	2,916	114%
6200 Marketing & Advertising	58,041	28,465	29,576	104%
6300 Salaries & Wages - Admin	461,984	627,210	(165,226)	-26%
6400 Facilities & Equipment	36,766	43,732	(6,966)	-16%
6500 Other SG&A	38,843	32,897	5,946	18%
7000 Other Expenses	4,066	13,326	(9,260)	-69%
Recruiting	99		99	
Total Expenses	605,662	748,829	(143,167)	-19%
Net Operating Income	(423,760)	(569,900)	146,140	26%
Other Income				
8000 Other Income	6,278	1,433	4,845	338%
Total Other Income	6,278	1,433	4,845	338%
Net Other Income	6,278	1,433	4,845	338%
Net Income	(417,482)	(568,467)	150,985	27%

Crowdfind, Inc.
Profit and Loss
January - December 2018

	Jan 2018	Feb 2018	Mar 2018	Apr 2018	May 2018	Jun 2018	Jul 2018	Aug 2018	Sep 2018	Oct 2018	Nov 2018	Dec 2018	Total
Income													
4100 SAAS Subscriptions	8,288	5,707	13,260	5,824	6,503	7,447	8,240	4,614	11,867	10,919	6,458	6,328	95,455
4200 Online Sign Up	209					209	19				38	-	475
4300 Services & Support	811	3,936	4,111	2,481	5,211	5,474	4,809	1,311	1,478	5,233	2,236	1,336	38,429
4500 Recovery	544		2,100		707		1,101	7,971	10,648	4,004	3	3,724	30,801
4600 Shipping & Logistics	689	304	4,143	10,512	9,710	8,587	12,372	11,412	6,268	10,129	7,826	4,230	86,181
4900 Other Revenue & Credits					(40)	100							60
Total Income	10,542	9,947	23,614	18,818	22,092	21,816	26,540	25,308	30,262	30,285	16,561	15,617	251,402
Cost of Goods Sold													
5400 COR - Shipping & Receiving	298	178	1,549	6,044	7,959	7,100	9,204	8,373	6,674	8,216	7,033	8,365	70,992
5500 COR - Facilities & Other							438	989					1,427
9500 Reimbursable Purchases								53					53
Total Cost of Goods Sold	298	178	1,549	6,044	7,959	7,538	10,246	8,373	6,674	8,216	7,033	8,365	72,472
Gross Profit	10,243	9,770	22,065	12,773	14,133	14,278	16,295	16,935	23,588	22,069	9,528	7,252	178,930
Expenses													
10240 Meeting Costs - Meals								111	233				344
10300 Repair & Maintenance											70		70
10390 Taxes & Licenses										103	127		231
6100 Selling - Wages & Expenses						341	916				110	530	658	2,554
6200 Marketing & Advertising	660	60	332	367	505	1,054	3,441	2,791	1,553	5,330	6,273	6,099	28,465
6300 Salaries & Wages - Admin	37,356	36,211	76,567	56,805	59,962	58,137	50,157	48,299	43,424	53,187	53,525	53,581	627,210
6400 Facilities & Equipment	5,688	3,271	3,458	3,157	3,088	3,762	868	3,324	3,410	3,505	7,715	2,485	43,732
6500 Other SG&A	(59)	1,958	228	2,619	2,673	9,929	2,953	4,530	3,233	1,643	520	2,672	32,897
7000 Other Expenses	2,512	2,500	2,500	2,500	1,442	(8,539)	2,196	1,582	1,686	1,660	1,652	1,634	13,326
Total Expenses	46,157	43,999	83,085	65,447	67,670	64,684	60,531	60,637	53,539	65,538	70,413	67,128	748,829
Net Operating Income	(35,914)	(34,230)	(61,019)	(52,674)	(53,537)	(50,406)	(44,236)	(43,702)	(29,951)	(43,469)	(60,885)	(59,876)	(569,900)
Other Income													
8000 Other Income										1,433			1,433
Total Other Income	-	-	-	-	-	-	-	-	1,433	-	-	-	1,433
Net Other Income	-	-	-	-	-	-	-	-	1,433	-	-	-	1,433
Net Income	(35,914)	(34,230)	(61,019)	(52,674)	(53,537)	(50,406)	(44,236)	(43,702)	(28,518)	(43,469)	(60,885)	(59,876)	(568,467)

Crowdfind, Inc.
Profit and Loss
January - December 2019

	Jan 2019	Feb 2019	Mar 2019	Apr 2019	May 2019	Jun 2019	Jul 2019	Aug 2019	Sep 2019	Oct 2019	Nov 2019	Dec 2019	Total
Income													
4100 SAAS Subscriptions	9,117	3,154	10,104	6,062	6,738	8,324	4,944	5,454	9,759	9,943	11,975	11,731	97,305
4200 Online Sign Up	228	38	19	(155)	36	263	263	54	54	54	54	54	961
4300 Services & Support		2,600	300	1,819	3,680	4,630	4,880	2,230	3,205	7,055	3,080	5,330	38,810
4500 Recovery	2,952	4,392	355	2,951			1,090	963	7,675	162	4,431	1,414	26,384
4600 Shipping & Logistics	9,138	5,127	11,589	11,367	12,426	18,228	23,613	22,415	14,655	16,466	11,991	11,443	168,459
4900 Other Revenue & Credits			(500)										(500)
Total Income	21,436	15,311	21,868	22,044	22,881	31,444	34,790	31,115	35,348	33,679	31,530	29,972	331,419
Cost of Goods Sold													
5200 COR - Contract & Temporary Staff									21				21
5400 COR - Shipping & Receiving	4,411	8,173	5,255	9,996	9,727	12,331	17,334	19,138	26,247	18,191	10,899	7,797	149,497
Total Cost of Goods Sold	4,411	8,173	5,255	9,996	9,727	12,331	17,334	19,138	26,267	18,191	10,899	7,797	149,517
Gross Profit	17,026	7,138	16,613	12,049	13,154	19,114	17,456	11,977	9,081	15,488	20,631	22,175	181,902
Expenses													
10110 Disposal Fees			257										257
10240 Meeting Costs - Meals										52	58		110
10390 Taxes & Licenses							26						26
6100 Selling - Wages & Expenses	286	328		214	369	1,176	1,295	1,042	12		749		5,470
6200 Marketing & Advertising	8,383	6,732	5,331	4,957	4,319	4,633	5,612	4,794	3,000	4,338	2,520	3,421	58,041
6300 Salaries & Wages - Admin	47,129	50,000	32,679	40,945	35,551	38,040	39,813	36,830	34,868	33,887	35,076	37,165	461,984
6400 Facilities & Equipment	3,515	3,923	3,664	2,524	2,495	2,487	2,575	2,590	2,729	2,574	3,842	3,848	36,766
6500 Other SG&A	3,198	3,896	1,410	739	4,623	894	3,375	3,422	792	4,945	4,124	7,422	38,843
7000 Other Expenses	322	298	323	366	337	358	340	365	331	320	358	349	4,066
Recruiting	99	99	(99)										99
Total Expenses	62,933	65,275	43,566	49,745	47,694	47,588	53,037	49,043	41,784	46,124	46,669	52,204	605,662
Net Operating Income	(45,907)	(58,137)	(26,953)	(37,696)	(34,540)	(28,475)	(35,581)	(37,065)	(32,703)	(30,636)	(26,038)	(30,029)	(423,760)
Other Income													
8000 Other Income			1,278	5,000									6,278
Total Other Income	-	-	1,278	5,000	-	-	-	-	-	-	-	-	6,278
Net Other Income	-	-	1,278	5,000	-	-	-	-	-	-	-	-	6,278
Net Income	(45,907)	(58,137)	(25,674)	(32,696)	(34,540)	(28,475)	(35,581)	(37,065)	(32,703)	(30,636)	(26,038)	(30,029)	(417,482)